UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes          No  X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, March 4, 2011

Mr. President
Comisión Nacional de Valores
Mr. Alejandro Vanoli
S          /          D

Re:	News Release. Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) announces acquisition of assets.

Dear Mr. President:

I hereby address the Argentine Securities Commission, in my capacity as attorney-in-fact of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor” or the “Company”), to inform you that on the date hereof Edenor has accepted an offer, at no cost, from its indirect controlling entity, Pampa Energía S.A. (“Pampa”), pursuant to which Pampa granted Edenor the option of acquiring certain assets in the energy distribution market which Pampa—according to what was informed by such company on January 19, 2011—was entitled to acquire, directly or through any of its subsidiaries, from AEI Group, pursuant to an agreement executed among Pampa and AEI Utilities, S.L., a company incorporated under the laws of Spain (“AEIU”), AEI Servicios Argentina S.A., a company organized under the laws of Argentina (“Servicios”, and together with AEIU, the “Sellers”), and AEI, a company organized under the laws of the Cayman Islands (the “PESA-AEI Agreement”).

As a consequence of the acceptance of such offer by Edenor, Pampa designated Edenor as the acquirer under the PESA-AEI Agreement, and therefore, as of the date hereof Edenor has acquired from AEI: (i) 182,224,095 ordinary shares of EMDERSA S.A. (“Emdersa”), representing 77.19% of the capital stock and votes of Emdersa (the “Emdersa Shares”), (ii) 2 ordinary shares of Empresa Distribuidora de San Luis S.A. (“Edesal”) representing 0.01% of the capital stock and votes of Edesal, (iii) 600 ordinary shares of Emdersa Generación Salta S.A. (“EGSSA”) representing 0.02% of the capital stock and votes of EGGSA, (iv) 1 ordinary share of Empresa Distribuidora de Electricidad de la Rioja S.A. (“EDELAR”) representing 0.01% of the capital stock and votes of EDELAR, (v) 1 ordinary share of Empresa de Sistemas Eléctricos Abiertos S.A. (“ESED”) representing 0.01% of the capital stock and votes of ESED, (all the shares under (ii) to (v), collectively, the “Residual Shares”) and (vi) 29,118,127 ordinary shares of AESEBA S.A. representing 99.99% of the capital stock and votes of AESEBA (the “AESEBA Shares”).  The price paid by Edenor for the acquisition of the assets above referred to was U.S.$90,000,000 for the Emdersa Shares and the Residual Shares acquired from AEIU, and U.S.$.49,998,283 for the AESEBA Shares acquired from AEIU.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)
Avenida del Libertador  6363  – Buenos Aires, C1428ARG – Argentina – Tel.: 4346-5057 – Fax: 4346-5327

Emdersa is the registered holder of the following:  (i) 99.99% of the capital stock and votes of EDESAL, (ii) 90% of the capital stock and votes of Empresa Distribuidora de Electricidad de Salta S.A. (“EDESA”), (iii) 99.98% of the capital stock and votes of EGSSA, and (iv) 99.99% of the capital stock and votes of EDELAR.  EDESA is the registered holder of 99.99% of the capital stock and votes of ESED.  In turn, AESEBA is the registered holder of 90% of the capital stock and votes of Empresa Distribuidora de Energía Norte, S.A. (“EDEN”).

Under the offer of Pampa accepted by Edenor, the parties additionally agreed that, if within the 3-year period after the acquisition date of the Emdersa Shares, the Residual Shares and the AESEBA Shares, Edenor sells all or part of such shares, Pampa will have the right to receive from Edenor a payment equal to 50% of the value to be received by Edenor in excess of the price paid to AEIU for any of such shares.

To evaluate the above referred transaction, Edenor engaged the services of investment bank Citigroup Global Markets Inc. (“Citigroup”), for the issuance of a fairness opinion addressed to the Board of Directors of Edenor, which evaluates the fairness of the price to be paid for the Emdersa Shares, the Residual Shares and the AESEBA Shares, and required the opinion of the Company’s Audit Committee.  Both Citigroup and the Company’s Audit Committee issued their opinions before the execution of the acquisition, indicating that the purchase prices were adequate and within market standards.

In compliance with the applicable regulations, Edenor informs that Pampa has formally requested an opinion from the Argentine Securities Commission with respect to the procedure to be followed for the public tender offer to be launched by Edenor, as successor of Pampa, to the minority shareholders of Emdersa for their shares in light of Decree No. 677/01 and the Rules of the Argentine Securities Commission, and the change of control that occurred as a result of the above referred transaction.  Such opinion was requested given the fact that the authorization and closing of the public tender offer that for identical reasons had to be launched by AEIU for Emdersa’s shares is still pending and such situation should be clarified given the possible existence of two simultaneous offers.  As of the date hereof, Pampa has been notified, and has in turn notified Edenor, of a note of the Argentine Securities Commission addressed to Pampa, requesting that, prior to the issuance of any opinion by the Commission and with the consent of Pampa, the request of the opinion from the Argentine Securities Commission be notified to AEIU and Pampa, now succeeded by Edenor, and that it opine in connection with one of the alternatives.  Edenor takes full responsibility for launching the relevant public tender offer required by the change of control of Emdersa, which will be undertaken in the terms, manner and timing to be determined.  The public tender offer has been approved by the Company’s Board of Directors on the date hereof constituting an irrevocable commitment with the shareholders of Emdersa.  Notwithstanding the aforementioned, Edenor notes that its obligation to launch a public tender offer does not affect in any manner the existence, validity or enforceability of the public tender offer that AEIU will, in time, have to launch.

Finally, we inform you that, in connection with the transactions informed herein, the change of control in each acquired company entails an event of acceleration with regards to the loan agreements entered into by its subsidiaries.  For such reason Edenor has granted certain loans to such companies to allow the restructuring of their financial loans and putting them in a better position for the negotiation of such loans, offering a yearly rate of 16% due on April 30, 2011.  The loans shall be made as follows: (i) Ps. 80,000,000 to EDEN, (ii) Ps. 31,178,000 to EDELAR, (iii) Ps. 131,319,500 to EDESA, and (iv) Ps. 37,502,500 to EDESAL.

Sincerely,

María Belén Gabutti
Attorney-in-fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)
Avenida del Libertador  6363  – Buenos Aires, C1428ARG – Argentina – Tel.: 4346-5057 – Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Empresa Distribuidora y Comercializadora Norte S.A.
By: /s/ Luis Pablo Rogelio Pagano
Luis Pablo Rogelio Pagano
Chief Financial Officer

Date: March 7, 2011